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                       April 6, 2023

       Jason Adams
       Chief Executive Officer
       Next Thing Technologies, Inc
       2180 Vista Way Unit B #1096
       Oceanside, California 92054

                                                        Re: Next Thing
Technologies, Inc
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted April 3,
2023
                                                            CIK No. 0001897152

       Dear Jason Adams:

               Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

                                                  Your filing must be amended
to include audited financial statements in accordance with Part
                                                F/S of Form 1-A
                                                  Your filing must be amended
to identify the company's independent auditor and include a
                                                signed audit opinion

              We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Bradley Ecker at (202) 551-4985 or Jay Ingram at
(202) 551-3397 with
       any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing